#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

February 1, 2011

VIA E-MAIL & EDGAR

U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.
20549

Attention:  Mr. Paul Monsour

Dear Paul:

Re:	Response to Your Comment Letter of December 23, 2010, File No. 000-50422

We have received your response letter dated December 23, 2010 and respond using the same order of your comments:

General

1.
We have complied with your prior comment 1, regarding the addition of a Summary of Amendments in the forepart of our filing apprising readers of the reasons for the amendment and identifying the particular sections of the document where further details are presented.

Details included in the “Summary of Amendments” within the Form 20F filing include the following:

SUMMARY OF AMENDMENTS
General

1.
This amendment is filed to make revisions to the filing to meet reporting requirements for such terms as grab samples, yields up to, etc., and to augment reporting of historic geological data, and to correct the financial statements.

Fripp Property, p. 22 & Horwood Group, p. 30

2.	We have revised the disclosure in respect of grab samples previously disclosed and have now included a gross weight.

Keith & Sewell Property, p. 22 & Forge Lake & Otter Pond, p. 25 & Loveland 2, p. 27

3.	We have removed references to nearby mines and other mineral properties that exist in the proximity of our properties.

Loveland 2, p. 27

4.	We have revised the reference to non-compliant 43-101 resources to comply with National Policy Instrument 43-101.

Financial Statements; Note 7-Commitments, p. F-31

5.	We have revised the disclosure to include the detail of the previous plans for a spin-off and the decision to abandon those plans.

Financial Statements; Note 12-Differences Between Cdn & US GAAP, p. F-36-41

6.	We have provided comments on the differences between Cdn. & US GAAP as it pertains to impairment testing for the Company’s properties

Reconciling Consolidated Statements of Cash Flows, p. F-37

7.
The financial statements have been adjusted to provide consistent figures for 2009 investing activity under Canadian GAAP the correct amount is $1,208,433, and thus the amount has been adjusted to this.

The Amended Form 20F provided herein will also be filed on EDGAR shortly.

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States.  This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein.  Canadian investors should refer to the annual financial statements of Amador Gold Corp. (the “Company” or “Amador”) at October 31, 2009 as filed with the applicable Canadian Securities Regulators.”

Loveland 2 Property pages 26-29

2.	References to “non 43-101 compliant” have been re-inserted into the tenth paragraph under “B. Loveland 2 Property.”

We further state: “References made to tonnage and grade on the ‘Cominco Zone’ and the ‘Hollinger Zone’ are derived from the public domain, specifically in the public files of the Ontario Ministry of Northern Development of Mines.” And………..

“While these references delineate work done in the mid 1970’s they do not comply with the more recent National Instrument Policy 43-101 and as such should not be relied upon by investors.  Further work on the property has resulted in the Company issuing news releases showing drill results only; with no references made to tonnage or size of mineralized area.”

Note 12  - Differences between Canadian and United States GAAP, page F-36 – F-41

3.
We have amended Note 12 to the financial statements to remove the paragraph discussing impairment testing under United States generally accepted accounting principles (“GAAP”). There is no material difference between Canadian and U.S. GAAP with respect to impairment testing.  The Company performs impairment testing on all of its mineral exploration properties at each reporting date and records write-offs for properties that are or are planned to be abandoned.

Yours truly,
AMADOR GOLD CORP.

/s/ Diana Mark

Diana Mark, Corporate Secretary